

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Dean Huge
Chief Financial Officer, Treasurer, Secretary
Splash Beverage Group, Inc.
1314 E Las Olas Blvd.
Suite 221
Fort Lauderdale, FL 33301

> **Re: Splash Beverage Group, Inc.**
> **Form S-1 Filed April 7, 2021**
> **File No. 333-255091**

Dear Mr. Huge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gordon at 202-551-3866 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing